FARMLAND PARTNERS INC.

4600 South Syracuse Street, Suite 1450

Denver, CO 80237

December 22, 2016

VIA EDGAR

Mr. Coy Garrison

Ms. Nicole Collings

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Farmland Partners Inc.

Registration Statement on Form S-4 (File No. 333-213925)

Dear Mr. Garrison and Ms. Collings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Farmland Partners Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-213925) to 4:05 p.m., Eastern Time, on December 22, 2016 or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Justin Salon at (202) 887-8785.

Very truly yours,

Farmland Partners Inc.

By:	/s/ Luca Fabbri
Name:	Luca Fabbri
Title:	Chief Financial Officer and Treasurer